Exhibit 99.1

ENERFLEX LTD. REPORTS SECOND QUARTER 2024 FINANCIAL AND OPERATIONAL RESULTS

RECORD ADJUSTED EBITDA OF $122 MILLION

ES AND EI BACKLOG STABLE AT $1.3 BILLION AND $1.6 BILLION, RESPECTIVELY, PROVIDING STRONG

OPERATIONAL VISIBILITY

BANK-ADJUSTED NET DEBT-TO-EBITDA RATIO OF 2.2X AT THE END OF Q2/24, ON TRACK TO REACH

LEVERAGE FRAMEWORK TARGET OF 1.5X TO 2.0X

FULL-YEAR 2024 CAPITAL SPENDING EXPECTED TO BE AT THE LOW END OF $90 TO $110 MILLION

GUIDANCE RANGE

NEWS RELEASE

CALGARY, Alberta, August 7, 2024 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today reported its financial and operational results for the three and six months ended June 30, 2024.

All amounts presented are in U.S. Dollars (“USD”) unless otherwise stated.

Q2/24 FINANCIAL AND OPERATIONAL OVERVIEW

●	Generated revenue of $614 million compared to $579 million in Q2/23 and $638 million in Q1/24.

o

Higher revenue is primarily attributed to higher Engineered Systems (“ES”) revenue from strong project execution and higher After-market Services (“AMS”) revenue due to increased parts sales and customer maintenance activities.

●	Increased gross margin before depreciation and amortization to $173 million, or 28% of revenue, compared to $145 million, or 25% of revenue in Q2/23 and $119 million, or 19% of revenue during Q1/24.

o	Energy Infrastructure (“EI”) and AMS product lines generated 62% of consolidated gross margin before depreciation and amortization during Q2/2024.

o	ES gross margin before depreciation and amortization increased to 19% in Q2/24 compared to 13% in Q2/23, benefitting from favorable product mix and strong project execution.

●

Adjusted earnings before finance costs, income taxes, depreciation, and amortization (“adjusted EBITDA”) of $122 million compared to $107 million in Q2/23 and $69 million during Q1/24. The second quarter of 2024 represented a new quarterly record for Enerflex.

●

Cash provided by operating activities was $12 million, which included net working capital investment of $51 million primarily related to the execution of projects in the ES business line. This is a $13 million improvement over cash used in operating activities in Q2/23. Free cash flow was a use of cash of $6 million in Q2/24 compared to a source of cash of $78 million during Q1/24 and a use of cash of $20 million during Q2/23.

●

Invested $10 million in the business, including $1 million of growth capex for compression equipment that was deployed as part of a contract extension with an existing client partner in the Eastern Hemisphere.

●	Recorded ES bookings of $331 million to maintain total backlog at June 30, 2024 of $1.3 billion, providing strong visibility into future revenue generation and business activity levels.

o

Bookings continue to originate primarily from North America with demand across multiple end markets, notably for cryogenic gas processing projects at the Broken Arrow facility that was part of the acquisition of Exterran Corporation (“Exterran”).

Q2/24 Earnings News Release

●

Enerflex’s U.S. contract compression business continues to perform well, with utilization of 94% across a fleet size of approximately 428,000 horsepower and revenue increasing due to improved rental pricing and fleet additions.

o	This business generated revenue of $37 million and gross margin before depreciation and amortization of 65% during Q2/24 compared to $33 million and 64% during Q2/23.

o	The fundamentals for contract compression in the U.S. remain strong, led by increasing natural gas production in the Permian.

●

During Q2/24, Enerflex provided its client partner with notice of Force Majeure, suspended activity at the site of a modularized cryogenic natural gas processing facility in Kurdistan and demobilized its personnel. Work at the site remains suspended and Enerflex continues to evaluate the situation in collaboration with its client partner and assesses next steps.

BALANCE SHEET AND LIQUIDITY

●

During Q2/24, Enerflex extended the maturity date of its secured revolving credit facility (the “RCF”) by one year to October 13, 2026. Availability under the RCF was increased to $800 million from $700 million.

o	In conjunction with the extension, Enerflex repaid $120 million of outstanding amounts under its higher cost secured term loan using cash on hand and availability under the expanded RCF.

●

Enerflex exited Q2/24 with net debt of $763 million, which included $126 million of cash and cash equivalents, and the Company maintained strong liquidity with access to $512 million under its credit facility.

●	Enerflex’s bank-adjusted net debt-to-EBITDA ratio was approximately 2.2x at the end of Q2/24, consistent with the end of Q1/24 and below the 2.8x at the end of Q2/23.

●

Enerflex is targeting a bank-adjusted net debt-to-EBITDA ratio of 1.5x to 2.0x over the medium term. The leverage framework is underpinned by the highly utilized U.S. contract compression fleet, contracted international EI product line and the recurring nature of its AMS business. Enerflex’s EI product line is supported by customer contracts, which are expected to generate approximately $1.6 billion of revenue during their current remaining terms.

MANAGEMENT COMMENTARY

“We are pleased to report another quarter of strong operational results that translated into a high watermark for adjusted EBITDA. I would like to thank the Enerflex team across our global operations for their efforts delivering these results,” said Marc Rossiter, Enerflex’s President and Chief Executive Officer. “The EI and AMS business lines continue to deliver solid and steady performance and ES results reflect favorable product mix and strong execution. Visibility across the Company’s business remains strong, supported by approximately $1.6 billion of contracted revenue that will be recognized over the coming years from our EI assets. This will be supplemented by the recurring nature of our AMS business and a $1.3 billion ES backlog. Our focus remains on further enhancing the profitability of core operations, streamlining our geographic footprint, optimizing the capital intensity of our business and refining our external disclosures. These measures, combined with a focus on operational execution, is expected to enable continued debt reduction and enhance Enerflex’s ability to focus on growth and returning capital to shareholders.”

Preet Dhindsa, Enerflex’s Senior Vice President and Chief Financial Officer, stated, “We are encouraged by the strong operating performance of the global business and remain on track to reach our leverage framework target of 1.5x to 2.0x.” Mr. Dhindsa continued, “As we continue to focus on our balance sheet health, we deployed modest growth capital during the first half of 2024 and will be allocating near-term capital only to customer supported opportunities that are expected to generate attractive returns and deliver value to Enerflex shareholders.“

“The recent extension and expansion of our RCF is part of on-going efforts to reduce Enerflex’s finance costs and optimize our debt stack. From a financial flexibility perspective, we remain well positioned, with our bank-adjusted net debt-to-EBITDA leverage ratio exiting Q2/24 at 2.2x and the RCF providing ample liquidity to support our global business. Our target leverage framework provides a visible path for the Company to increase shareholder returns over time and in the near-term we are focused on generating free cash flow and repaying debt”.

Q2/24 Earnings News Release 2

SUMMARY RESULTS

	Three months ended June 30,		Six months ended June 30,

($ millions, except percentages)	2024	2023	2024	2023

Revenue	$614	$579	$1,252	$1,189

Gross margin	136	109	223	228

Selling, general and administrative expenses (“SG&A”)	75	66	153	144

Foreign exchange loss	3	8	4	16

Operating income	58	35	66	68

Earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”)	103	83	150	163

Earnings before finance costs and income taxes (“EBIT”)	55	36	58	69

Net earnings (loss)	5	(2)	(13)	8

Cash provided by (used in) operating activities	12	(1)	113	(3)

Key Financial Performance Indicators (“KPIs”)[1]

Engineered Systems (“ES”) bookings	$331	$264	$751	$647

ES backlog	1,251	1,080	1,251	1,080

Gross margin as a percentage of revenue	22.1%	18.8%	17.8%	19.2%

Gross margin before depreciation and amortization (“Gross margin before D&A”)	173	145	292	301

Gross margin before D&A as a percentage of revenue	28.2%	25.0%	23.2%	25.3%

Adjusted EBITDA	122	107	191	197

Free cash flow	(6)	(20)	72	(23)

Long-term debt	889	1,064	889	1,064

Net debt	763	932	763	932

Bank-adjusted net debt to EBITDA ratio	2.2	2.8	2.2	2.8

Return on capital employed (“ROCE”)[2]	1.7%	1.0%	1.7%	1.0%

1 These KPIs are non-IFRS measures. Further detail is provided in the “Non-IFRS Measures” section of the Company’s MD&A.

2 Determined by using the trailing 12-month period.

Enerflex’s interim consolidated financial statements and notes (the “financial statements”) and Management’s Discussion and Analysis (“MD&A”) as at June 30, 2024, can be accessed on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

OUTLOOK

Industry Update

Enerflex continues to see consistent demand across all business lines and geographic regions, including high utilization of EI assets and the AMS business line. Enerflex’s EI product line is supported by customer contracts, which are expected to generate approximately $1.6 billion of revenue during their current terms.

Q2/24 Earnings News Release 3

Complementing Enerflex’s recurring revenue businesses is the ES product line. ES results will be supported by a strong backlog of approximately $1.3 billion in projects as at June 30, 2024, with the majority of this work expected to convert to revenue over the next 12 months. Demand for ES products and services is driven by increases in natural gas, oil, and produced water volumes across Enerflex’s global footprint and decarbonization activities.

Enerflex continues to actively monitor the near-term impact of weak natural gas prices on customer demand, notably in North America. Notwithstanding, the Company continues to benefit from activity in oil producing regions and with customers who maintain a positive medium-term view of natural gas fundamentals. The fundamentals for contract compression in the U.S. remain strong, led by increasing natural gas production in the Permian.

Capital Allocation

Enerflex continues to target a disciplined capital program in 2024, with total capital expenditures of $90 to $110 million. This includes a total of approximately $70 million for maintenance and PP&E capital expenditures. As a result of efforts to optimize capital spending, Enerflex expects full-year 2024 capital spending to be at the low end of its guidance range.

Providing meaningful returns to shareholders is a priority for Enerflex. Once the Company is operating within its target leverage range of bank-adjusted net debt-to-EBITDA ratio of 1.5x to 2.0x, Enerflex expects to re-evaluate capital allocation priorities, which could include increased dividends, share repurchases, additional growth capital spending, and/or further repayment of debt. Allocation decisions will be based on providing the most attractive shareholder returns and measured against Enerflex’s ability to maintain balance sheet strength.

DIVIDEND DECLARATION

Enerflex is committed to paying a sustainable quarterly cash dividend to shareholders. The Board of Directors has declared a quarterly dividend of CAD$0.025 per share, payable on October 2, 2024, to shareholders of record on August 22, 2024.

CONFERENCE CALL AND WEBCAST DETAILS

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, August 8, 2024 at 8:00 a.m. (MDT), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

To participate, register at https://register.vevent.com/register/BIf11ae800bdbc49e3ae8271e165e1e310. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/j3n23f36.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including net debt-to-EBITDA ratio and bank-adjusted net debt-to-EBITDA ratio. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures as indicators of Enerflex’s performance. Refer to “Non-IFRS Measures” of Enerflex’s MD&A for the three months ended June 30, 2024, for information which is incorporated by reference into this news release and can be accessed on Enerflex’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Q2/24 Earnings News Release 4

ADJUSTED EBITDA

Three months ended June 30, 2024

($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT	$55	$50	$-	$5

Depreciation and amortization	48	18	17	13

EBITDA	103	68	17	18

Restructuring, transaction and integration costs	5	2	2	1

Share-based compensation	2	2	-	-

Impact of finance leases

Upfront gain	-	-	-	-

Principal repayments received	12	-	-	12

Adjusted EBITDA	$122	$72	$19	$31

Three months ended June 30, 2023

($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT	$36	$27	$5	$4

Depreciation and amortization	47	17	10	20

EBITDA	83	44	15	24

Restructuring, transaction and integration costs	9	3	1	5

Share-based compensation	5	3	1	1

Impact of finance leases

Upfront gain	-	-	-	-

Principal repayments received	10	-	1	9

Adjusted EBITDA	$107	$50	$18	$39

Six months ended June 30, 2024

($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT	$58	$83	$5	$(30)

Depreciation and amortization	92	36	27	29

EBITDA	150	119	32	(1)

Restructuring, transaction and integration costs	11	5	4	2

Share-based compensation	8	5	1	2

Impact of finance leases

Upfront gain	(3)	-	-	(3)

Principal repayments received	25	-	-	25

Adjusted EBITDA	$191	$129	$37	$25

Q2/24 Earnings News Release 5

Six months ended June 30, 2023

($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT	$69	$48	$4	$17

Depreciation and amortization	94	32	22	40

EBITDA	163	80	26	57

Restructuring, transaction and integration costs	22	6	4	12

Share-based compensation	7	5	1	1

Impact of finance leases

Upfront gain	(13)	-	-	(13)

Principal repayments received	18	-	1	17

Adjusted EBITDA	$197	$91	$32	$74

FREE CASH FLOW

The Company defines free cash flow as cash provided by (used in) operating activities, less maintenance capital expenditures, mandatory debt repayments, lease payments and dividends paid, with proceeds on disposals of PP&E and EI assets added back. The following table reconciles free cash flow to the most directly comparable IFRS measure, cash provided by (used in) operating activities:

	Three months ended June 30,		Six months ended June 30,

($ millions)	2024	2023	2024	2023

Cash provided by operating activities before changes in working capital and other	$63	$53	$81	$103

Net change in working capital and other	(51)	(54)	32	(106)

Cash provided by (used in) operating activities	$12	$(1)	$113	$(3)

Less:

Maintenance capital and PP&E expenditures	(9)	(15)	(18)	(22)

Mandatory debt repayments	-	-	(10)	-

Lease payments	(6)	(4)	(10)	(8)

Dividends	(3)	(3)	(5)	(5)

Add:

Proceeds on disposals of PP&E and EI assets	-	3	2	15

Free cash flow	$(6)	$(20)	$72	$(23)

BANK-ADJUSTED NET DEBT-TO-EBITDA RATIO

The Company defines net debt as short- and long-term debt less cash and cash equivalents at period end, which is then divided by EBITDA for the trailing 12 months. In assessing whether the Company is compliant with the financial covenants related to its debt instruments, certain adjustments are made to net debt and EBITDA to determine Enerflex’s bank-adjusted net debt-to-EBITDA ratio. These adjustments and Enerflex’s bank-adjusted net-debt -to EBITDA ratio are calculated in accordance with, and derived from, the Company’s financing agreements.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION

Gross margin before depreciation and amortization is a non-IFRS measure defined as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired through acquisition or constructed, resulting in differing depreciation. Gross margin before depreciation and amortization is useful to present operating performance of the business before the impact of depreciation and amortization that may not be comparable across assets.

Q2/24 Earnings News Release 6

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “forward-looking information and statements”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking information and statements. The use of any of the words “future”, “continue”, “estimate”, “expect”, “may”, “will”, “could”, “believe”, “predict”, “potential”, “objective”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this news release includes (without limitation) forward-looking information and statements pertaining to: expectations, and the timing associated therewith, of the Company reaching its leverage framework target of 1.5X to 2.0X; continued focus by the Company to enhance profitability of core operations, streamline its geographic footprint, optimize the capital intensity of the business, refine its external disclosures, and sustained operational execution, will facilitate continued debt reduction and enhance the Company’s ability to focus on growth and to return capital to shareholders; that near-term capital deployment for customer supported opportunities will generate attractive returns and deliver value to Company shareholders; all disclosures under the heading “Outlook” including: (i) that demand across all business units and geographic regions will persist; (ii) the Company’s expectations that, customer contracts which support the Energy Infrastructure product line, will generate $1.6 billion of revenue during their remaining terms; (iii) expectations that a majority of the $1.3 billion backlog will convert to revenue over the next 12 months; (iv) expectations for a disciplined 2024 capital program including total capital expenditures of between US$90 million to US$110 million (including a total of approximately US$70 million for maintenance and PP&E capital expenditures); and (v) expectations that full-year 2024 capital spending will be at the low end of the $90 - $110 million guidance range; expectations that the Company will reevaluate its capital allocation priorities, and the timing associated therewith, if at all; the ability of the Company to focus on generating free cash flow and repaying debt in the near-term and increasing shareholder returns over time, if at all; and the continuation by the Company of paying a sustainable quarterly cash dividend.

All forward-looking information and statements in this news release are subject to important risks, uncertainties, and assumptions, which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions; the markets in which Enerflex’s products and services are used; general industry conditions; the ability to successfully continue to integrate Exterran and the timing and costs associated therewith; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; insufficient funds to support capital investments; availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, these statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the acquisition of Exterran and the timing and quantum thereof; the interpretation and treatment of the transaction to acquire Exterran by applicable tax authorities; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the integrated business; risks associated with technology and equipment, including potential cyberattacks; the occurrence and continuation of unexpected events such as pandemics, severe weather events, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in: (i) Enerflex’s Annual Information Form for the year ended December 31, 2023, (ii) Enerflex’s management’s discussion and analysis for the year ended December 31, 2023, and (iii) Enerflex’s Management Information Circular dated March 15, 2024, each of the foregoing documents being accessible under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. The forward-looking information and statements included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

Q2/24 Earnings News Release 7

The outlook provided in this news release is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management’s assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company’s historical results of operations. The outlook set forth in this news release was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this news release has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments, and represents the Company’s expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,500 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Investor Relations

E-mail: JFetterly@enerflex.com

Q2/24 Earnings News Release 8